UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Synergx Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11277
(718) 899-6100

Copies to:

Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 9, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	463,004
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	463,004
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		463,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON		CO

* Based on 5,210,950 shares of Common Stock outstanding as of February 7, 2006, as reported in the Company’s Current Report on Form 10-QSB filed with the SEC on February 14, 2006.

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	463,004
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	463,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		463,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON		IN

* Based on 5,210,950 shares of common stock outstanding as of February 7, 2006, as reported in the Issuer’s Current Report on Form 10-QSB filed with the SEC on February 14, 2006.

Item 1.    Security and Issuer.

This Amendment No. 1 (the “Amendment”) is filed by Firecom, Inc., a New York Corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3 and 5 of the Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006 (the “Schedule 13D” and, together with the Amendment, the “Statement”). The Statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791. The telephone number of the Issuer is (516) 433-4700.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and restated in its entirety as follows:

As of May 9, 2006, Firecom invested approximately $844,442.36 in the Shares of the Issuer using working capital.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) The Reporting Persons aggregately beneficially own 463,004 or 8.9% of the Shares of the Issuer, based upon 5,210,950 Shares outstanding as of February 7, 2006, as reported to the SEC on the latest 10-QSB of the Issuer on February 14, 2006.

(b) Firecom has sole voting power over 463,004 Shares of the Issuer. Firecom has sole dispositive power over 463,004 Shares.

Mr. Mendez is the Chairman of the Board of Directors and controlling shareholder of Firecom, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Firecom. Thus, Mr. Mendez may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 463,004 Shares of the Issuer. Mr. Mendez has shared voting power over 463,004 Shares of the Issuer and he has shared dispositive power over 463,004 Shares. Mr. Mendez disclaims any economic interest or beneficial ownership of these Shares.

(c) Firecom effected the following transactions in the Shares during the past 60 days, all of which were open market purchases:

Date	Amount of Shares Purchased	Price Per Share
4/17/06	33,200	$1.6694
4/18/06	39,182	$1.7334
4/19/06	17,900	$1.7523
4/20/06	25,544	$1.7697

4/21/06	18,900	$1.7849
4/24//06	11,621	$1.8028
4/25/06	6,000	$1.8208
4/26/06	17,434	$1.8358
5/1/06	3,900	$1.8534
5/2/06	100	$1.82
5/4/06	23,000	$1.863
5/5/06	6,701	$1.8307
5/9/06	4,180	$1.8491

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 10, 2006	FIRECOM, INC.
	By:	/s/ Paul Mendez
Name: Paul Mendez Title: Authorized Representative

/s/ Paul Mendez
Paul Mendez